Exhibit 99.1

Goldcorp releases 2015 Sustainability Report

VANCOUVER, June 27, 2016 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) has published its latest Sustainability Report, which provides a detailed insight into the company's economic, environmental, and social performance, as well as its commitment to responsible mining and sustainability excellence.

The report is independently assured, and follows the requirements of the G4 Global Reporting Initiative, the United Nations Global Compact, and the International Council on Mining and Metals.

"Our annual Sustainability Report offers Goldcorp a valuable opportunity to engage our stakeholders and further focus and prioritize our sustainability and corporate social responsibility activities," said Mr. Brent Bergeron, Executive Vice President, Corporate Affairs and Sustainability. "Goldcorp's 2015 Sustainability Report responds to our stakeholders' questions and concerns, as we strive for continuous improvement in our disclosure, as well as our sustainability performance. We believe transparency in all levels of reporting is fundamental to building and maintaining trust amongst the people and communities affected by our operations, and we will continue to improve the relevance, accessibility and transparency of our sustainability reporting."

Goldcorp's 2015 Sustainability Report built on previous and year-round efforts to engage stakeholders related to our sustainability performance and is the product of improved integration of sustainability issues with other business drivers.

Highlights of Goldcorp's 2015 performance include:

•	Developing a new Corporate Social Responsibility (CSR) strategy that includes risk-based business planning and integrates CSR within overall sustainability programming.
•	Exceeding the company's commitment to increase the percentage of women on the Board to 25% by 2017. Female representation on the Board increased to 27% in 2015.
•	Completing a critical review of Goldcorp's Sustainability Excellence Management System (SEMS), which provides an integrated platform for delivering on, and measuring the impact of, the Company's sustainability commitments and objectives.
•	Enhancing stakeholder partnerships by signing an agreement with the Wabauskang First Nation near our Red Lake mine, formalizing a partnership that was more than four years in the making.
•	Becoming a signatory to the Voluntary Principles on Security and Human Rights.
•	Implementing the Tailings Stewardship Strategy, which sets best practice standards that complement government regulations.
•	Contributing approximately $27 million to communities through donations, sponsorships, and infrastructure investments.
•	Becoming member of the Mining Association of Canada and the World Economic Forum. We also formed a partnership with the Canadian Heart and Stroke Foundation and became an Employer Partner of the Canadian Centre for Diversity and Inclusion (CCDI).

Over the years, Goldcorp has been recognized for its achievements in corporate social responsibility and sustainability by NASDAQ, Dow Jones, Sustainalytics, Corporate Knights, and the Chartered Professional Accountants of Canada. Goldcorp is a proud member of several multi-stakeholder fora, such as the Boreal Leadership Council, the International Council on Mining and Metals, and the Devonshire Initiative, which provide insight and opportunities for continuous improvement in sustainability performance.

The full report, as well as a downloadable PDF, is available at www.goldcorp.com

About Goldcorp

Goldcorp is a global senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, or the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold and other by-product metals, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold and other by-product metals price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which Goldcorp does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables,  currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to international operations including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other by-product metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; risks related to the integration of acquisitions; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

SOURCE Goldcorp Inc.

%CIK: 0000919239

For further information: Lynette Gould, Director, Investor Relations, Goldcorp Inc., Telephone: (604) 695-1446, Fax: (604) 696-3001, E-mail: info@goldcorp.com, www.goldcorp.com

CO: Goldcorp Inc.

CNW 08:15e 27-JUN-16